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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                          ELECTRO-KINETIC SYSTEMS, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    28511410
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                                 (CUSIP Number)


                                ROBERT M. SHEPARD
                        BALLON STOLL BADER & NADLER, P.C.
                            1450 BROADWAY, 14TH FLOOR
                               NEW YORK, NY 10018
                                 (212) 575-7900
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                DECEMBER 31, 1996
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             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d- 1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [ ]

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.



                         (Continued on following pages)
                               (Page 1 of 4 Pages)







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                                                               Page 2 of 4 Pages

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 28511410
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     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        (ENTITIES ONLY).
        JULIUS CHERNY

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     2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (SEE INSTRUCTIONS).
        (A).................................................................[  ]
        (B).................................................................[  ]

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     3. SEC USE ONLY............................................................

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     4. SOURCE OF FUNDS (SEE INSTRUCTIONS)..................OO..................
        Shares granted to Mr. Cherny by the Company in settlement of debt owed for unpaid salary.

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     5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(D) OR 2(E).......................................[ ]

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     6. CITIZENSHIP OR PLACE OF ORGANIZATION.
        UNITED STATES

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Number of       7. SOLE VOTING POWER.......2,515,000............................
Shares         -----------------------------------------------------------------
Beneficially    8. SHARED VOTING POWER..........................................
Owned by       -----------------------------------------------------------------
Each            9. SOLE DISPOSITIVE POWER..2,515,000............................
Reporting      -----------------------------------------------------------------
Person         10. SHARED DISPOSITIVE POWER.....................................
With
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    11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON.......................2,515,000..................................

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    12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES (SEE INSTRUCTIONS)....................................[ ]

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    13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).
        8.0%

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    14. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS).
        IN

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                                                               Page 3 of 4 Pages

ITEM 1.   SECURITY AND ISSUER.

          This statement relates to the Common Stock of the following corporation (the "Company"):

          ELECTRO-KINETIC SYSTEMS, INC.
          525 Washington Blvd.
          36th Floor
          Jersey City, NJ 07310

ITEM 2.   IDENTITY AND BACKGROUND.

          Julius Cherny
          Bureau of Translation Services, Inc.
          30 Washington Avenue
          Haddonfield, New Jersey 08033

          Mr. Cherny currently works at Bureau of Translation Services, Inc., 30 Washington Avenue, Haddonfield, New Jersey 08033. Mr. Cherny, a citizen of the United States, has not, during the last five years, been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in, or subjecting him to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Mr. Cherny acquired his shares of common stock in settlement of debt owed to him by the Company for unpaid salary.

ITEM 4.   PURPOSE OF TRANSACTION.

          Please see response to Item 3.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Mr. Cherny is beneficial owner of 2,515,000 shares or 8.0% of the common stock of the company, which he has the sole power to vote.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Not applicable








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                                                               Page 4 of 4 Pages

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          There are no exhibits filed.


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             6/6/00
                                  --------------------------------
                                  Date
                                  /S/  Julius Cherny
                                  --------------------------------
                                           Signature

                                       Julius Cherny
                                  --------------------------------
                                  Name/Title